EXHIBIT 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street

Ramat Gan 5250301

Israel

NOTICE OF REDEMPTION

$800,000,000

7 3/8% Senior Secured Notes due 2021

CUSIP: 05542Y; ISIN IL0011312266

B Communications Ltd. (the “Issuer”), hereby gives notice to the holders of its 7 3/8% Senior Secured Notes due 2021 (CUSIP: 05542Y; ISIN: IL0011312266) (the “Notes”) of the redemption in full of the outstanding Notes in accordance with paragraph 6(b) thereof and Section 3.08(b) of the indenture dated as of February 19, 2014 and as amended from time to time (the “Indenture”), by and among B Communications Ltd. as the Issuer (the “Issuer”), B Communications (SP1) Ltd. and B Communications (SP2) Ltd. as Guarantors and Mishmeret Trust Company Ltd. as Trustee and Security Agent. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture.

The terms and conditions of the redemption are as follows:

1.	The Notes will be redeemed in full in accordance with paragraph 6(b) of the Notes and Section 3.08(b) of the Indenture.

2.	The redemption date of the Notes will be October 25, 2016 (the “Redemption Date”) and, in accordance with the Applicable Procedures, the record date for the redemption will be October 25, 2016 (the “Record Date”).

3.	The redemption price of the Notes will be 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to (but excluding) the Redemption Date (subject to the right of holders of record on the Record Date to receive interest due on the relevant interest payment date).

4.	In connection with the redemption, the Issuer shall, on or about the date hereof, pursuant to Article 13 of the Indenture, irrevocably deposit or cause to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders cash denominated in U.S. Dollars in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation in accordance with the Indenture for principal, premium and Additional Amounts (if any) and accrued interest to (but excluding) the Redemption Date (the “Satisfaction and Discharge”).

5.	In addition, B Communications (SP2) Ltd., a holder of $64,620,480 in aggregate principal amount of Notes, together with B Communications (SP4) Limited Partnership, a limited partnership formed between the Issuer and B Communications (SP3) Ltd. (a subsidiary of the Issuer) and a holder of $18,618,975 principal amount of Notes, will deliver their respective Notes to the Trustee for cancellation at the time of satisfaction and discharge of the Indenture under Article 13 thereof and as described in paragraph 4 above (the “Notes Cancellation”).

6.	After giving pro forma effect to the Satisfaction and Discharge and the Notes Cancellation, the aggregate redemption amount for the Notes (the “Redemption Amount”) will be approximately $794 million, which comprises (i) $716,760,545 principal amount of outstanding Notes not delivered to the Trustee for cancellation (the “Remaining Notes”), (ii) the Applicable Premium as of the Redemption Date in respect of the Remaining Notes amounting to approximately $39.5 million, and (iii) accrued and unpaid interest and Additional Amounts, if any, to (but excluding) the Redemption Date in respect of the Remaining Notes amounting to approximately $37.6 million, which for illustrative purposes equates effectively to a payment of approximately 110.7646% (premium of 10.7646%) expressed as a percentage of principal amount of the Remaining Notes, in each case subject to rounding adjustments consistent with market practice.

7.	The CUSIP for the Notes is 05542Y and the ISIN for the Notes is IL0011312266.

8.	In connection with the redemption and in accordance with Section 2.03 of the Indenture, the Issuer has appointed Mishmeret Trust Company Ltd. as Paying Agent under the Indenture and notice to holders of the Notes as to such appointment is hereby given. The Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Amount. The name and address of the Paying Agent is: Mishmeret Trust Company Ltd., 48 Menachem Begin Rd., Tel-Aviv 6618003, Israel, facsimile No.: +972-3-6374344, attention: Mr. Ram Sebty.

9.	Unless the Issuer defaults in making the redemption payment, interest, and Additional Amounts, if any, on Notes called for redemption shall cease to accrue on and after the Redemption Date.

10.	No representation is made as to the correctness or accuracy of the CUSIP, ISIN (or TASE equivalent thereof) listed in this Notice of Redemption or printed on the Notes.

About B Communications Ltd.:

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620